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                                                   Filed by Eclipsys Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                             Subject Company: Shared Medical Systems Corporation
                                                   Commission File No. 001-13303



Contact:
Kimberly Kriger or Mark Semer
Kekst and Company
(212) 521-4800

            ECLIPSYS CORPORATION SUES SHARED MEDICAL SYSTEMS OVER
                 ILLEGAL PROVISION IN POISON PILL RIGHTS PLAN

DELRAY BEACH, FL -- MARCH 6, 2000 -- Eclipsys Corporation (NASDAQ: ECLP) today announced that, in another step designed to advance its offer to merge with Shared Medical Systems Corporation (NYSE: SMS), it has commenced litigation in the Delaware Chancery Court to challenge the legality of the continuing director provision in SMS' poison pill rights plan and to enjoin the SMS board from using the pill unlawfully to block Eclipsys' offer to merge.

Earlier this morning, Eclipsys announced that it has nominated four new candidates to replace a majority of SMS' current Board of Directors, which has repeatedly refused to consider Eclipsys' proposal to merge with SMS in a transaction that would value the company's common stock at $67 per share. The continuing director provision, which is illegal in Delaware, would effectively prevent the Eclipsys nominees, if elected, from redeeming SMS' poison pill, and deprive SMS shareholders from the opportunity to receive premium value for their shares and to participate in a combined company with significantly enhanced growth prospects.

Harvey J. Wilson, Eclipsys' Chairman and Chief Executive Officer said, "The continuing director provision in SMS's shareholder rights plan is an illegal ploy to entrench the company's board and to protect its members when they make decisions that fail to take into account the best interests of the company's shareholders. In this case, it could be used to disregard the attractive Eclipsys offer to merge with SMS."

ABOUT ECLIPSYS
Eclipsys Corporation (www.eclipsys.com) delivers end-to-end information solutions that enable healthcare enterprises to achieve balanced and improved clinical, financial and customer-satisfaction outcomes. Solutions include its comprehensive, knowledge-based Sunrise software line; leading-edge integration solutions; application services provider (ASP) information-management solutions; business process reengineering; network design and implementation; and full IT outsourcing. In conjunction with its HEALTHvision affiliate (see www.healthvision.com), Eclipsys provides customized, branded Web-based solutions to local healthcare delivery systems. Eclipsys has more than 1,400 customer organizations throughout the U.S. and in 17 other countries. For more information, contact Investor Relations at investor.relations@eclipsys.com.
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Eclipsys Corporation
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Statements in this news release concerning future results, performance or expectations are forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks included risks relating to the integration of the combined businesses and their products, uncertainties regarding future financial results and other risks described in the filings of Eclipsys with the Securities and Exchange Commission. Eclipsys and The Outcomes Company are registered trademarks and Sunrise is a trademark of Eclipsys Solutions Corp. Other product and company names in this news release are trademarks or registered trademarks of their respective companies.

Investors are urged to read any relevant documents filed by Eclipsys with the Securities and Exchange Commission because they will contain important information. Investors will be able to obtain these documents, when available, for free from the SEC's web site, www.sec.gov or from Ms. Randy Thomas, Eclipsys (561) 243-1441.

Eclipsys and certain other persons named below may solicit proxies to elect directors of SMS and to amend the by-laws of SMS. The participants in this solicitation may include the following executive officers and employees of
Eclipsys: Mr. Harvey J. Wilson (Chairman and Chief Executive Officer), Mr. Gregory L. Wilson (Chief Financial Officer) and Ms. Randy Thomas, (Senior Vice President of Corporate Strategy and Marketing). The following nominees for election as directors of SMS may be deemed participants: Mr. Robert Burch, Mr. Alvin Clemens, Mr. N. Louis Capetola, and Mr. Donald Cook. Warburg Dillon Read LLC ("WDR"), the financial advisor to Eclipsys, does not believe that it or any of its members, partners, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that
Schedule 14A requires the disclosure of certain information concerning WDR. However, J. Richard Leaman, III (Managing Director) may assist Eclipsys in the solicitation of proxies. In connection with retaining WDR to act as its financial advisor, Eclipsys agreed to pay WDR customary fees, reimburse its expenses and indemnify it and certain related persons against certain liabilities in connection with its engagement. WDR engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business WDR may trade securities of SMS for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. WDR has informed Eclipsys that as of March 3, 2000, it held a long position of less than one-tenth of one percent of shares of SMS common stock. As of the date of this communication, Eclipsys is the owner of 250,100 shares of SMS common stock. Mr. H. Wilson is the owner of 54,000 shares of SMS common stock.

Eclipsys disclaims beneficial ownership of any securities of SMS held by any pension plan or other employee benefits plan of Eclipsys or by any affiliate of Eclipsys. Except as disclosed above, to the knowledge of Eclipsys, none of Eclipsys, the executive officers of Eclipsys, the employees or other representatives of Eclipsys, or the nominees named above has any interest, direct or indirect, by security holdings or otherwise, in SMS.